

November 29, 2011

Via E-mail
Mr. Gianfranco Truffello
Chief Financial Officer
Arauco and Constitution Pulp, Inc.
Avenida El Golf 150, 14th Floor
Las Condes, Santiago, Chile

       Re: Arauco and Constitution Pulp, Inc
                 Form 20-F for Fiscal Year Ended
                 December 31, 2010
                 Filed June 22, 2011
                 Supplemental response submitted October 14, 2011
                 File No. 033-99720

Dear Mr. Truffello:

We have reviewed your filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Selected Consolidated Financial Data, page 2

1. We note your proposed disclosures in response to prior comment one. However you have not addressed some of the issues noted in our comments. Thus the comment is reissued. Please clarify why you have excluded certain "other operating expenses" in your presentation of non-GAAP financial measures EBIT, EBITDA and Adjusted EBITDA. Please expand your proposed disclosures to explain why excluding these items is useful to measure your core business and how it complies with Item 10(e) of Regulation S-K. Also refer to Regulation G and question 102.09 of C&DI. Please provide to us your proposed disclosures to be included in future filings.

<u>Financial Statements</u>

<u>Notes to Financial Statements</u>

<u>Note 2- Disclosures of Other Information</u>

<u>d. Disclosures of other Information, page F-20</u>

2. We note your proposed disclosures in response to prior comment three. However, we also note your proposed disclosures do not include the details of the nature of expenses included in cost of sales. Please provide the components of cost of sales by nature (e.g. raw materials used, wages and salaries and impairment of property, plant and equipment etc.) in your proposed disclosure to be included in the future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Nasreen Mohammed, Assistant Chief Accountant, at 202-551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining